Expion360 Inc.

2025 SW Deerhound Ave.

Redmond, OR 97756

(541) 797-6714

February 8, 2024

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin Donahue
Erin Purnell

Re:	Expion360 Inc. Acceleration Request

Registration Statement on Form S-1
Filed January 23, 2024, as Amended January 31, 2024 and February 7, 2024
File No. 333-276663

Acceleration Request

Requested Date: February 9, 2024

Requested Time: 4:00 PM Eastern Time

Dear Mses. Donahue and Purnell:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above referenced Registration Statement be accelerated so that the same will become effective at 4:00 P.M. Eastern Time on February 9, 2024 or as soon as practicable thereafter.

Should the Securities and Exchange Commission have any questions regarding this acceleration request, please do not hesitate to contact Ryan C. Wilkins via telephone at (949) 725-4115 or via email at rwilkins@stradlinglaw.com. We respectfully request that you contact Mr. Wilkins via telephone as soon as the above referenced Registration Statement has been declared effective.

Sincerely,

EXPION360 INC.

/s/ Brian Schaffner

Brian Schaffner

Chief Executive Officer

cc:

Expion360 Inc.

Greg Aydelott, Chief Financial Officer

Stradling Yocca Carlson & Rauth LLP

Ryan C. Wilkins, Esq.

Amanda McFall, Esq.